HEPATX CORPORATION

The Development Of A Regenerative Cell Technology As An Alternative To Liver Transplants


Off The Shelf
Cell Therapy
For Liver Disease
HEPATX
CELL THERAPY REIMAGINED™

hepatx.com Palo Alto, CA

Highlights

Regular Updates
Founders have a strong track record of investor updates.

1. Raised $2.4M from Venture funds, including $500k from Greysky Venture Partners
2. Raised >$2M from Y Combinator Demo Day ($150k from YC, standard investment)
3. Collaboration and license deal with the Mayo Clinic to execute a first-in-human trial
4. $700k in grant funding received to date
5. Backed by prestigious venture funds and accelerators, including Y Combinator and StartX
6. Founded on breakthrough technology from Stanford University

Featured Investors

Y Combinator Follow
Notable Investor
Invested $150,000

Startup accelerator and VC firm that's launched over 4,000 companies, including Airbnb, Coinbase, DoorDash, Dropbox, Instacart, Reddit, and Stripe
ycombinator.com

Asymmetry Ventures Follow
Notable Investor
Invested $727,424

A San Francisco-based early-stage firm investing in frontier tech and the founders shaping the future.
asymmetry.vc

Rob Ness, General Partner
"Hepatx is tackling one of medicine's hardest problems with a team that has the rare combination of scientific depth and execution speed. We backed them because they're not just iterating on existing approaches, they're building something with the potential to fundamentally change patient outcomes. This is exactly the kind of asymmetric bet Asymmetry Ventures was built for."

Grey Sky Venture Parnters Follow
Invested $500,000

Fueling transformative healthcare companies with investment in invention.

Stanford StartX Fund Follow
Invested $165,762

Stanford-StartX Fund is a venture capital fund managed by StartX (US). The fund is located in Palo Alto, California . The fund invested in technology companies.

Checkmate Capital Group Follow Invested $210,000

We pride ourselves on a disciplined and rigorous approach to selecting investments, providing advisory services and sourcing licensing opportunities.

iSELECT FUND Follow Invested $427,222

iSelect bridges the gap between such investors and pioneering companies actively revolutionizing the food and health sectors.

Team



Eric Schuur Chief Executive Officer, Co-Founder SPV Voting Proxy

Eric Schuur, PhD, is CEO of Hepatx, developing liver disease cell therapies. A StartX mentor, Y Combinator alum, and Oregon Innovation Council member, he has 25+ years of life science leadership spanning gene therapy, diagnostics, and oncology.



Claudia Preziosi Chief Business Officer

Claudia leads Business Development and Operations at HepaTx, driving fundraising, partnerships, and growth. With experience in multiple Silicon Valley startups, StartX, and global business, she helps translate breakthrough science into real-world impact.



Ram Mandalam Business Strategy Advisor

Mr Mandalam is a biopharmaceutical executive and operator with over 25 years of experience building and leading companies developing complex therapeutics, including cell and gene therapies, biologics, and antibody-drug conjugates.

citrabio.com



Julie Allickson Advisor

Dr. Allickson is Chief Technical Officer at Mayo Clinic's Center for Regenerative Biotherapeutics. Previously she was the Chief Manufacturing Development Officer at the Wake Forest Institute for Regenerative Medicine.

mayo.edu

About Our Mission

Company Summary

HepaTx is a pre-clinical stage regenerative medicine company developing next-generation cell therapies for liver regeneration. Founded on an innovative new technology from Stanford University, we are focused on addressing severe liver injuries, including MASH, autoimmune hepatitis, alcoholic hepatitis, and acute-on-chronic liver failure with our lead flagship product, **Hx-001.**

Our proprietary platform enhances cell therapy potency, scalability, and economic viability. We have a license agreement for **Hx-001** with the Mayo Clinic, with plans for an IND filing in 2027 and a Phase I clinical trial in 2027/2028. With a strong intellectual property portfolio and an experienced team, HepaTx aims to revolutionize liver disease treatment and meet a significant unmet medical need.

HepaTx Network


Our Investors
Industry & Academia
Patient Advocacy
GREYSKY
CHECKMATE CAPITAL
BIOVERGE
iSELECT FUND
StartX
Y
NAHKODA
MAYO CLINIC
Stanford University
Scripps
UCSF
OmicEra
armi
CLSIFAST
FLF Fatty Liver Foundation
AMERICAN LIVER FOUNDATION
NIAAA

Our Scientific Advisory Board


Marie Csete, MD, PhD
Scientific Advisor
Dr. Csete brings both stem cell expertise and liver disease expertise to the advisory board. She trained in stem cell biology at Cal Tech and received her MD from Columbia
Gary Peltz, MD, PhD Technology Inventor + Scientific Advisor
Dr. Peltz is a Professor in the Department of Anesthesia at Stanford University. Previously, he spent 17 years as Head of Genomics at Roche. Dr. Peltz is an expert in the liver disease
Scott Friedman, MD, PhD
Scientific Advisor
Dr. Scott L. Friedman is the Dean for Therapeutic Discovery and Chief of Liver Diseases, at the Icahn School of Medicine at Mount Sinai. He has performed pioneering

University. Dr. Csete trained in critical care medicine and anesthesiology, focusing on liver transplantation. Following several years on the faculty at Emory University, she served as the first Chief Scientist at the California Institute for Regenerative Medicine, then as Division Chief for Cell Therapy at the American Association of Blood Banks, V.P. of Research at Organovo, and as the President of the Huntington Medical Research Institute.

and the genetics of liver disease. He is the inventor of the SF-Hep Technology being developed by HepaTx.

research into the underlying causes of fibrosis associated with chronic liver disease. His work has spawned an entire field that is now realizing its translational and therapeutic potential. Dr. Friedman has been awarded the *EASL International Recognition Award* and *Distinguished Achievement Awards* from both the AASLD and the American Liver Foundation.



Aras Mattis, MD, PhD
Scientific Advisor

Dr. Mattis is an Assistant Professor in the Department of Pathology at UCSF. His training includes development of stem cell-derived human hepatocytes for modeling liver diseases. As a Liver pathologist, he has extensive experience in human liver disease pathophysiology. As a physician-scientist his research interests are focused on regenerative medicine, genome editing, metabolic liver disease, and neoplasia.



Dr. Avnesh S Thakor
Scientific Advisor

Dr Thakor is an adult and pediatric-certified Interventional Radiologist whose vision and research are focused on developing the area of "Precision Delivery" in which targeted delivery approaches are used to locally deliver drug, gene, cell, and cell-free therapies directly to organs using image-guided approaches. As a physician-scientist, Dr Thakor also makes sure that these innovations (i.e. technologies, therapies, and devices) are effectively translated from the benchtop to the beside; to that effect, he is a PI and Co-I on several clinical trials, a successful entrepreneur who has helped found companies, and also serves as an advisor for start-ups as well as established larger biotechnology companies.

Our Clinical Advisory Board



Mazen Noureddin, MD, MHSc
Clinical Advisor

Mazen Noureddin, MD, MHSc, did his internal medicine residency at the University of Southern California (USC) and then moved to the National Institutes of Health (NIH), where he enrolled in a three-year hepatology fellowship at the Liver Diseases Branch of the National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK). There, he finished the NIH/Duke University Master of Health Sciences in Clinical Research program. After completing his NIH fellowship, he completed a gastroenterology fellowship at the University of California, San Diego (UCSD), where he was a T32 NIH fellow.



Mark Thursz, MBBS
Clinical Advisor

Mark Thursz is professor of hepatology in the Division of Digestive Diseases and Head of the Department of Metabolism, Digestion & Reproduction in the Faculty of Medicine at Imperial College London. Prof Thursz is a clinical hepatologist with inpatient beds and a clinic at St Mary's Hospital. He was educated at King's College London and trained in Gastroenterology and Hepatology at St Mary's being appointed as senior Lecturer and honorary consultant in 1997. His early research work with Howard Thomas and Adrian Hill focussed on genetic susceptibility inviral hepatitis. As an extension of this theme his research expanded to encompass the natural history of viral hepatitis and factors which determine disease progression.



Mack Mitchell, MD, MHSc
Clinical Advisor

Dr. Mack C. Mitchell is Vice-President for Medical Affairs and the Nancy and Jeremy Halbreich Professor of Gastroenterology at U.T. Southwestern Medical Center in Dallas, Texas. He previously served as Chief Medical Officer for Southwestern Health Resources, a clinically integrated physician network, and as the Vice-chair for Clinical Operations in the Department of Internal Medicine at U.T. Southwestern. Dr. Mitchell was the Executive Vice President for the Health System at U.T. Southwestern on an interim basis in 2017-18. Before joining the faculty at UT Southwestern, Dr. Mitchell was Director of Gastroenterology at Johns Hopkins Bayview Medical Center in Baltimore, MD and Chair of Medicine at Carolinas Medical Center.



Julio Gutierrez, MD
Clinical Advisor

Dr. Julio Gutierrez is a Transplant Hepatologist at Scripps Center for Organ and Cell Transplant. He is the Director of the Care Pathway and the Former Director of the Liver Tumor Program at UTHSCA and Medical Director of Liver Transplant at St. Vincent. With broad basic, translational, computational, and clinical research experience in hepaotology, he brings a unique skillset to our team. While at Mount Sinai, Dr. Gutierrez developed methodology to harvest human macrophages from ascites and primary human hepatocytes from explants for cell culture.



Dr. Brian Lee, MD MAS
Clinical Advisor

Dr. Brian Lee is an Assistant Professor of Clinical Medicine at the University of Southern California Keck School of Medicine. He is a transplant hepatologist specializing in patient care before and after liver transplant. He completed his medical training at Johns Hopkins and the University of California, San Francisco. His research program is federally funded and focuses on improving health for patients with alcohol use disorder and alcohol liver disease. His research has led to original studies that have impacted the clinical treatment of alcohol-associated liver disease.



Robert Gish, MD
Clinical Advisor

Dr. Robert G Gish, MD, is a fellow of the American Association for the Study of Liver Disease, the American Society of Transplantation and American College of Physicians. He has served on the editorial boards of American Journal of Gastroenterology, Hepatology, Journal of Hepatology, Digestive Diseases and Sciences, and Gastroenterology, among many others. He co-authored a public health policy for liver health in Vietnam focusing on HBV and is also assisting with the development of viral hepatitis health care policies in Georgia, Armenia, and the Philippines.

The Problem

Over 30 million Americans suffer with liver disease. Of those, more than 1,000,000 people each year develop end-stage liver failure and many will require an organ transplant to survive. The fundamental issue in the system is that there are not enough donor livers to cover the demand for healthy transplants.

Despite the **$8.5 billion spent annually** on patient care and facilitating this procedure, **only 1 in 10 receive the transplant that will save their life.** A transplant that can cost upwards of $1.25 million and has a 15%-35% rejection possibility within the first 90 days. Unfortunately in todays world, doctors really have no alternative to pharmaceutical disease management until it's time for transplant. That's when those sobering numbers really kick in.

In this arena, those numbers are literally a matter of life or death. We are no longer asking ourselves '*Will we ever revolutionize liver disease treatment?*' Instead, **HepaTx has dedicated our medical expertise, resources and undivided attention to discovering HOW will we revolutionize liver disease treatment. We are discovering HOW can we help people avoid a liver transplant and HOW can we make the cost of an alternative insignificant compared to a transplant.**


Over 30 million Americans suffer with liver disease.
1,000,000 per year reach end stage liver failure and may require a transplant. That is enough to fill 13 NFL football stadiums.
x 13
Only 3 out of 30 will receive that transplant.

The HepaTx Solution

At HepaTx, we are developing a revolutionary new approach to liver treatment. An administration of hepatocyte-like cells to replace dead and diseased liver cells.

Instead of waiting years on a massive waiting list for a liver transplant that might never come, HepaTx takes a tiny sample of ordinary fat tissue and literally retrains it

to act like healthy liver cells. We then inject those new cells back into the patient to naturally rebuild and heal their damaged liver from the inside out. It turns a complex, high-risk surgery into a scalable, off-the-shelf treatment that can save thousands of lives.

Liver disease can destroy the body's ability to clean toxins, process nutrients, and stay alive — and for many patients, a transplant is the only option. HepaTx is developing therapies designed to help damaged livers recover and function again, potentially changing the future of treatment for millions of people.

HepaTx is creating regenerative therapies that aim to restore liver function by helping the body repair damaged tissue naturally. The goal is to provide a new option for patients with severe liver disease while addressing one of healthcare's largest unmet needs.

Using an investigational medicine technology called **Hx-001**, HepaTx is developing a new type of treatment, based on stem cells, to bring new therapy to patients with late stage liver disease, **as an alternative to liver transplant.**


CIRRHOSIS
HEALTHY LIVER
HX-001 CHANGES THE STORY
HX-001
HX-001 IMPLANTS NEW CELLS INTO AILING LIVERS TO ADDRESS ALL THREE ELEMENTS OF LIVER FAILURE

Our proprietary technology is licensed from Stanford and well protected by licensed IP. It provides a potential alternative to costly transplants and can be implemented across many liver diseases.

Our solution with HepaTx technology is to fine-tune the cell function, so that we can address a multitude of specific diseases:


Manufacturing
Application
Proprietary production process:
• Abundant cheap raw material
• Existing GMP reagents
• Bioreactor preconditioning process
• Cryopreservation
Potential for off-the-shelf treatment for:
• Liver failure
• NASH
• Complications of liver transplantation

Hx-001 is also efficiently and expertly manufactured with the utmost potential and stability in mind. Availability, dosing, transportation, shelf life, safety, handling and internal administration is of the utmost importance, and is considered mission-critical at HepaTx.

Key Features


Low COGS
A low COGS of $7k - $15k thanks to our allogeneic cells.
Our cells are SAFE
Our cells are not tumorigenic
Long Shelf-life
+3 years.
Nr. Of Doses per Liter Of Fat Tissue
300 +
Liters of Fat Tissue to Meet Demand Per 10k Patients
< 100
Easy to get
Our cells derived from adipose tissues. An abundant source.
Route of Administration
Hepatic Artery is the current preferred method by our radiologist.
Easy to handle
With Cellular Vehicle's partnership, handling our cells has never been so simple.
Sales Channels
Direct-to-provider, strategic licensing
Regions
U.S. (initial), Europe & Asia (expansion)
Easy to transport
Cryopreserve and thaw our cells easily and ship them where needed

Our financials currently do not reflect COGS - this is a projection and cannot be guaranteed.

Our Goal

Our main goal is to fund and complete our Hx-001 milestones and then move on to our other iterations of Hx-002, Hx-003 and our ProteoTrack™ Technology. For Hx-001 our milestones include continued process and manufacturing refinement, IND enabling studies and preparation, clinical site qualification, clinical initiation and

then phase I clinical study. Our milestones for these are realistically achievable and are coming up very quickly as medical interest has exploded over the incredible potential of what HepaTx is doing. We need people like you to get involved in this revolutionary advancement. **There are 13 football stadiums full of people every day waiting for a company like HepaTx and the Hx treatments which could potentially revolutionize the future of liver care.**


HEPATX
CELL THERAPY REIMAGINED™
Join the HepaTx revolution today. Invest in the lives of millions of people.
"HepaTx is creating the first complete regenerative ecosystem for liver care — therapy, monitoring, and insight — poised to change the way liver disease is treated for thousands of patients in need."
Dr. Eric Schuur – CEO HepaTx
HX-001
1 Billion HLC

Disclaimer: Certain information set forth on this page contains "forward-looking information", including "future-oriented financial information" and "financial outlook", under applicable securities laws. These are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. All investments involve risk, including the potential loss of capital. HepaTx products presented are not approved by regulatory authorities in any markets and the statements in this presentation represent human testing intent and are not product claims.